BARNES GROUP INC. [LOGO]	Executive Office 123 Main Street Bristol, CT 06011-0489 U.S.A. Tel: 860.585.7070 Fax: 860.589.3507 E-mail: www.barnesgroupinc.com

March 31, 2003

GC-Sun Holdings II, L.P.c/o
Glencoe Capital, LLC
190 South LaSalle Street, Suite 2830
Chicago, Illinois 60603
Attn:Ronald D. Wray

RE:	Registration Rights Agreement, dated as of February 6, 2003 (the "Registration
Rights Agreement"), between Barnes Group Inc. ("Barnes") and GC-Sun
Holdings II, L.P. ("GC-Sun") (capitalized terms not defined in this letter have the meanings given to such terms in the Registration Rights Agreement)

Dear Ron:

        As stated in the Registration Rights Agreement, Barnes is contemplating conducting a follow-on underwritten public offering of its common stock (the “Follow-On Offering”) during 2003. Under and subject to the terms and conditions of the Registration Rights Agreement, the Holders have the right to include the Registrable Securities in the Follow-On Offering and, if the Follow-On Offering is not undertaken, is abandoned or is not completed by certain dates specified in the Registration Rights Agreement, then the Holders will have certain demand registration rights.

        We have informed you that Barnes is considering registering shares for the Follow-On Offering on a shelf registration statement (a “Voluntary Shelf Registration Statement”), which it anticipates filing on or before April 30, 2003. If a Voluntary Shelf Registration Statement is filed, it will include the Registrable Securities held by the Holders so that the Holders will be able to participate in the Follow-On Offering. It is possible that a Voluntary Shelf Registration Statement would be declared effective prior to the commencement of marketing efforts for the Follow-On Offering and prior to the date that the Holders of a majority of the Registrable Securities would otherwise have been entitled to demand registration of the Registrable Securities under Section 5.3 of the Registration Rights Agreement (the “Permitted Demand Date”).

        In connection with the filing of a Voluntary Shelf Registration Statement by Barnes for use in the Follow-On Offering, Barnes and GC-Sun agree that in the event that (a) Barnes files a Voluntary Shelf Registration Statement that includes the Registrable Securities of the Holders, and (b) such Voluntary Shelf Registration Statement is declared effective on or prior to the Permitted Demand Date, then (i) neither GC-Sun nor any other Holder will sell, make short sales of or otherwise dispose of any Registrable Securities covered by such Voluntary Shelf Registration Statement other than in connection with the Follow-On Offering until after the Permitted Demand Date (the “Permitted Sale Date”); (ii) provided that the Voluntary Shelf Registration Statement remains effective and the Holders are entitled to sell their Registrable Securities

GC-Sun Holdings II, L.P.
March 31, 2003

pursuant thereto (subject to the limitations contained in the Registration Rights Agreement and any agreement entered into pursuant to Section 12.1 of the Registration Rights Agreement) for the period from the Permitted Sale Date through the end of the Effectiveness Period, then Barnes will not be obligated to file the Shelf Registration Statement pursuant to Section 5 of the Registration Rights Agreement; (iii) subject to the foregoing clause (ii), the provisions of the Registration Rights Agreement applicable to the Shelf Registration Statement shall apply to the Voluntary Shelf Registration Statement, except that (x) paragraph (h) of Section 2.1 and Section 7.2 shall not apply until after the Permitted Demand Date where the Holders of a majority of the Registrable Securities would otherwise have been entitled to demand registration of the Registrable Securities under Section 5.3 of the Registration Rights Agreement, and (y) the provisions of Section 4.4 shall not apply to Barnes and its Affiliates (using for this purpose the expanded definition of Affiliates in the Registration Rights Agreement that includes officers and Barnes family members); and (iv) the period during which any lockup period under Section 12.1 of the Registration Rights Agreement shall apply to the Holders with respect to any offering under the Voluntary Shelf Registration Statement shall not extend for more than ninety (90) days following the date that an Underwriting Agreement is executed in connection with such offering (as opposed to the date that the Voluntary Shelf Registration statement is declared effective).

        On March 4, 2003 we held an organizational meeting with proposed underwriters for the purpose of commencing the process of filing a Voluntary Shelf Registration Statement and preparing for the Follow-On Offering. Barnes and GC-Sun agree that this letter agreement constitutes the certification required by such Section 5.1. This letter agreement also constitutes the notice required to be made by Barnes pursuant to Section 3 of the Registration Rights Agreement with respect to any Voluntary Shelf Registration Statement and a request by GC-Sun to include all of its Registrable Securities in any Voluntary Shelf Registration Statement that is filed. Barnes agrees to cause its accountants and counsel to name GC-Sun as an addressee in any “comfort” letter or opinion delivered to the underwriters in the Follow-On Offering pursuant to the underwriting agreement entered into in connection with the Follow-On Offering; provided, however, this right shall not entitle GC-Sun to comment on, approve or otherwise participate in the determination of the scope or form of any such “comfort” letter or opinion.

        Nothing in this letter agreement shall obligate Barnes to file a Voluntary Shelf Registration Statement or limit Barnes’ ability to withdraw a Voluntary Shelf Registration Statement once filed or to remove from a Voluntary Shelf Registration Statement any Registrable Securities; provided, however, (i) if Barnes withdraws a Voluntary Shelf Registration Statement or removes from a Voluntary Shelf Registration Statement any Registrable Securities, then this letter agreement shall be deemed null and void and the Holders shall have all of the rights provided to them in the Registration Rights Agreement without amendment or limitation, and (ii) nothing in this letter agreement affects any rights of the Holders in connection with a Registration, including a Voluntary Shelf Registration Statement, in which the Holders are entitled to participate pursuant to Section 3 of the Agreement. The agreements contained in this letter agreement shall apply in the same manner that they would apply if they were included in the Registration Rights Agreement. Subject to the additional agreements

GC-Sun Holdings II, L.P.
March 31, 2003

and modifications contained in this letter agreement, the Registration Rights Agreement shall remain in full force and effect.

        If the terms of this letter agreement accurately reflect the agreements between Barnes and GC-Sun, please execute one of the two enclosed originals of this letter where indicated below and return it to the undersigned.

Very truly yours, BARNES GROUP INC.
By:	/s/ Philip A. Goodrich
Philip A. Goodrich, Senior Vice President, Corporate Development

Acknowledged and Agreed:

March 31, 2003	GC-SUN Holdings II, L.P.
By: Its:	GC-SUN G.P. II, Inc. General Partner
By:	/s/ Ronald Wray
Name: Ronald Wray Title: President